FOR IMMEDIATE RELEASE                   Contact:  James H. Post
                                             Edelman PR Worldwide
                                             212-704-4473
                                             jim-post@edelman.com

             OSCM-ONE STOP.COM SELLS E-COMMERCE UNIT
             TO AMCI INERNATIONAL FOR CASH AND STOCK

Plainview, NY October 28, 1999 - OSCM-One Stop.Com Inc. (OTC Bulletin Board:
OSCR)a communications company specializing in E-commerce, IP telephony and CTI applications today announced the sale of its e-commerce unit to AMCI International, Inc. (OTC Bulletin Board: AMMN), a fully reporting 12g company. AMCI International will formally change its name to shopss.com, Inc.

The OSCM unit sold consists of shopss.com, a virtual shopping mall tht enables committed shoppers to purchase a variety of consumer goods, electronics and books via the Internet, and CCM Computer Accessores, Inc., which assembles computers and owns and operates customer fulfillment centers that function as warehouses and shipping facilities for products ordered on the virtual mall.

"With the tremendous growth in both our e-commerce and tlecommunications divisions, it became apparent that members of the investment community were interested in separately financing the growth of each respective division," said Rami Adler, CEO of OSCM One-Stop.Com. "Therefore, to accomodate this fiscal reality, the divestment of shopss.com and CCM Computer Accessories to AMCI was the logical next step."

Pursuant to the Asset Purchase Agreement, in exchange for the OSCM assets, AMCI will issue 2,207,898 shares or an amount equal to approximately sixty percent (60%) of its post closing outstanding common stock and pay cash of $5 Million, of which $1 Million has been paid, $1 Million will be paid by December 31, 1999 and $3 Million by January 2, 2000. The cash payments are to be made from the proceeds of a $25 Million equity investment in AMCI International for which AMCI has received a firm commitment. the outstanding post-agreement shares of common stock will be a forward split on the basis of
5.435034 for one, resulting in 20,000,000 post-split and post-agreement outstanding shares of AMCI's common stock. The $25 Million funding to AMCI, will be made in exchange for 2,000,000 post-split shares of AMCI International, Inc.

The statements in this release regarding products and revenues are forward looking and subject to risk and uncertainty, and future results could differ materially from past performance. The Company is currently in the process of completing a 10-SB to be filed with the SEC. It is the Company's intent to file those documents for the Company to become a fully reporting company under the Securities Exchange Act of 1934.